UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that on March 2, 2017 the Board of Directors (the “Board”) of the Company determined to fill a vacancy on the Board, and to appoint, effective immediately, Ms. Revital Stern-Raff, CPA to serve as a director of the Company.

Since 2013, Ms. Stern-Raff, age 43, has been the Chief Financial Officer of several municipal development and community association units of the City of Giv'atayim, Israel. Between 2006 and 2013, Ms. Stern-Raff held comptroller and economist positions at Ilex Medical Ltd., a publicly-traded medical diagnostic equipment company (TASE:ILX). Prior to 2006, Ms. Stern-Raff held a number of comptroller and public accounting positions. Between 2009 and 2012, Ms. Stern-Raff was an independent director at Real Imaging Holdings Ltd., a publicly traded breast cancer diagnostics company (TASE:RIMG). Ms. Stern-Raff is a licensed CPA in Israel, and holds an M.B.A. (Finance) and B.A. (Business Administration – Information Technology and Finance) from the Rishon Letzion College of Management in Israel.

The Board of Directors determined that Ms. Stern-Raff meets the independence requirements of the Exchange Act and NASDAQ Listing Rules, meets the standards of the NASDAQ Listing Rules for membership on the audit and compensation committees of the Board, and has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations. The appointment of Ms. Stern-Raff by the Board was in accordance with Article 86 of the Company’s amended and restated articles of association. The Board has not yet appointed Ms. Stern-Raff to a class of directors, and it is anticipated that the Board shall do so at one of the next meetings of the Board.

As previously announced by the Company on February 26, 2017, the resignation of Mr. Yair Katzir from the Board, and from all Board committees of which he was a member, became effective as of the appointment of Ms. Stern-Raff to the vacancy on the Board.

The Company is further announcing that on March 2, 2017, the Board appointed Ms. Revital Stern-Raff as a member of the Audit Committee of the Board, and Mr. Arye Weber as a member of the Compensation Committee of the Board. The present membership of the Company’s statutory committees of the Board is as follows:

●	Audit Committee – Mr. Steven Steinberg; Mr. Ido Agmon; Ms. Revital Stern-Raff
●	Compensation Committee - Mr. Steven Steinberg; Mr. Ido Agmon; Mr. Arye Weber

All of the aforementioned directors meet the independence requirements and membership standards of the Exchange Act and NASDAQ Listing Rules for serving on the applicable committee. It is anticipated that each of the Company’s statutory committees shall select its new chairman at one of the next meetings of such committee.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478).

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  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

March 3, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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